UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, May 10 2019

GAL Note  97/19

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Ref:     Material Fact.

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (“Edenor S.A.” or the “Company”) in accordance with the regulations in force in order to inform that, in the framework of the transfer of jurisdiction for Edenor S.A. pursuant to laws N° 27.467 of the National Budget and N° 27.469 of Tax Consensus notified by means of the material fact published on February 28th 2019. On May 10th, 2019 the Company entered into an agreement for the Implementation of the jurisdiction’s transfer of the public electricity distribution service from the National Government of the Province of Buenos Aires (the ”Province”) y the Autonomous City of Buenos Aires (“CABA”). Said agreement stipulates that the Province and CABA take over, jointly, the nature of the granting authority of said service, and that the public service rendered by the Company will continue to be governed by its concession contract, and by applicable legal national and regulatory principles.

Within the framework of said Agreement, the Company has also entered into a Labilities Regularization Agreement with the Secretary of Energy on behalf of the National Government, thus terminating the pending reciprocal claims originated in the 2006-2016 transition period, by means of which the Company (i) waives all rights of action that may be applicable against the National Government, including the action filed by Edenor in 2013 for failure to comply with the obligations resulting from the Memorandum of Agreement of the Contract negotiation subscribed on February 13th 2006, (ii) undertakes itself to settle debts of works and mutuums originated in the transition period, (iii) agrees to pay the users certain penalties and  compensations corresponding to said period, and (iv) undertakes the commitment to enforce additional investment to the accepted within the RTI, aimed at contributing with the reliability and safety of the service. For the Company, the agreed implies disbursements of  $7.600 million, including the payment corresponding to the income tax on generated profits.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

In return, the National Government acknowledges partially the claim duly performed by the Company related to the (i) in the previous paragraph herein, by means of total compensation of the pending obligations with the  Wholesale Electricity Market (MEM) for electric energy purchases during the transition period, the partial settlement of mutuums for investments issued by  CAMMESA also during said period, and the settlement of penalties intended for the National Treasury;  the aforementioned for the amount of $6.900 million approx.

Yours faithfully,

Carlos D. Ariosa

Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 10, 2019